UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 28, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

1. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheet

	Millions of yen
	As of September 30, 2013
Assets
Cash and Due from Banks	¥	*8	18,133,429
Call Loans and Bills Purchased			361,000
Receivables under Resale Agreements			12,157,183
Guarantee Deposits Paid under Securities Borrowing Transactions			5,586,262
Other Debt Purchased			2,978,895
Trading Assets		*8	13,942,483
Money Held in Trust			128,874
Securities		*1*8*15	46,601,342
Loans and Bills Discounted		*3*4*5*6*7*8*9	67,435,232
Foreign Exchange Assets		*7	1,338,201
Derivatives other than for Trading Assets			3,318,853
Other Assets		*8	5,058,186
Tangible Fixed Assets		*10*11	906,531
Intangible Fixed Assets			488,626
Deferred Tax Assets			147,872
Customers’ Liabilities for Acceptances and Guarantees			4,211,350
Reserves for Possible Losses on Loans			(645,063)
Reserve for Possible Losses on Investments			(28)

Total Assets	¥		182,149,236

	Millions of yen
	As of September 30, 2013
Liabilities
Deposits	¥	*8	86,720,758
Negotiable Certificates of Deposit			14,916,975
Call Money and Bills Sold		*8	5,608,146
Payables under Repurchase Agreements		*8	20,494,636
Guarantee Deposits Received under Securities Lending Transactions		*8	7,306,493
Commercial Paper			619,956
Trading Liabilities			7,169,893
Borrowed Money		*8 *12	9,360,535
Foreign Exchange Liabilities			233,507
Short-term Bonds			568,197
Bonds and Notes		*13	5,131,982
Due to Trust Accounts			1,253,759
Derivatives other than for Trading Liabilities			3,463,391
Other Liabilities			6,715,045
Reserve for Bonus Payments			36,325
Reserve for Employee Retirement Benefits			40,659
Reserve for Director and Corporate Auditor Retirement Benefits			1,323
Reserve for Possible Losses on Sales of Loans			346
Reserve for Contingencies			19,111
Reserve for Reimbursement of Deposits			16,654
Reserve for Reimbursement of Debentures			47,588
Reserves under Special Laws			1,049
Deferred Tax Liabilities			29,470
Deferred Tax Liabilities for Revaluation Reserve for Land		*10	81,455
Acceptances and Guarantees			4,211,350

Total Liabilities			174,048,615

Net Assets
Common Stock and Preferred Stock			2,254,972
Capital Surplus			1,109,508
Retained Earnings			2,132,117
Treasury Stock			(3,846)

Total Shareholders’ Equity			5,492,751

Net Unrealized Gains (Losses) on Other Securities			729,899
Deferred Gains or Losses on Hedges			(4,990)
Revaluation Reserve for Land		*10	141,461
Foreign Currency Translation Adjustments			(72,440)

Total Accumulated Other Comprehensive Income			793,929

Stock Acquisition Rights			1,733
Minority Interests			1,812,207

Total Net Assets			8,100,621

Total Liabilities and Net Assets	¥		182,149,236

(2)	Consolidated Statement of Income and
Consolidated Statement of Comprehensive Income

[Consolidated Statement of Income]

	Millions of yen
	For the six months ended September 30, 2013
Ordinary Income	¥		1,540,570
Interest Income			710,234
Interest on Loans and Bills Discounted			460,427
Interest and Dividends on Securities			163,044
Fiduciary Income			25,735
Fee and Commission Income			339,972
Trading Income			111,399
Other Operating Income			150,010
Other Ordinary Income		*1	203,217
Ordinary Expenses			973,192
Interest Expenses			156,249
Interest on Deposits			50,635
Fee and Commission Expenses			64,594
Trading Expenses			4,268
Other Operating Expenses			69,264
General and Administrative Expenses			614,304
Other Ordinary Expenses		*2	64,510

Ordinary Profits			567,377

Extraordinary Gains		*3	529
Extraordinary Losses		*4	4,532

Income before Income Taxes and Minority Interests			563,374

Income Taxes:
Current			71,836
Refund of Income Taxes			(4,393)
Deferred			24,134
Total Income Taxes			91,577
Net Income before Minority Interests			471,797
Minority Interests in Net Income			42,051

Net Income	¥		429,745

[Consolidated Statement of Comprehensive Income]

Millions of yen
For the six months ended September 30, 2013
Income before Minority Interests	¥ 471,797
Other Comprehensive Income	48,077
Net Unrealized Gains (Losses) on Other Securities	117,890
Deferred Gains or Losses on Hedges	(89,792)
Revaluation Reserve for Land	21
Foreign Currency Translation Adjustments	11,818
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	8,140

Comprehensive Income	519,875

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	472,047
Comprehensive Income Attributable to Minority Interests	47,827

(3) Consolidated Statement of Cash Flows

Millions of yen
For the six months ended September 30, 2013
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥563,374
Depreciation	75,361
Losses on Impairment of Fixed Assets	1,025
Amortization of Goodwill	1,727
Equity in Loss (Gain) from Investments in Affiliates	(13,680)
Increase (Decrease) in Reserves for Possible Losses on Loans	(105,227)
Increase (Decrease) in Reserve for Possible Losses on Investments	(12)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	297
Increase (Decrease) in Reserve for Contingencies	(2,716)
Increase (Decrease) in Reserve for Bonus Payments	(10,766)
Increase (Decrease) in Reserve for Employee Retirement Benefits	1,884
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(290)
Increase (Decrease) in Reserve for Reimbursement of Deposits	190
Increase (Decrease) in Reserve for Reimbursement of Debentures	12,170
Interest Income - accrual basis	(710,234)
Interest Expenses - accrual basis	156,249
Losses (Gains) on Securities	(76,145)
Losses (Gains) on Money Held in Trust	(39)
Foreign Exchange Losses (Gains) - net	(438,437)
Losses (Gains) on Disposition of Fixed Assets	2,031
Decrease (Increase) in Trading Assets	216,147
Increase (Decrease) in Trading Liabilities	(649,965)
Decrease (Increase) in Derivatives other than for Trading Assets	1,233,043
Increase (Decrease) in Derivatives other than for Trading Liabilities	(1,006,531)
Decrease (Increase) in Loans and Bills Discounted	(762,603)
Increase (Decrease) in Deposits	1,840,771
Increase (Decrease) in Negotiable Certificates of Deposit	(571,533)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	1,674,558
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	289,454
Decrease (Increase) in Call Loans, etc.	(2,093,685)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(42,348)
Increase (Decrease) in Call Money, etc.	1,570,530
Increase (Decrease) in Commercial Paper	(130,517)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(4,018,945)
Decrease (Increase) in Foreign Exchange Assets	123,848
Increase (Decrease) in Foreign Exchange Liabilities	50,786
Increase (Decrease) in Short-term Bonds (Liabilities)	90,797
Increase (Decrease) in Bonds and Notes	1,233
Increase (Decrease) in Due to Trust Accounts	133,062
Interest and Dividend Income - cash basis	796,054
Interest Expenses - cash basis	(186,892)
Other - net	737,054

Subtotal	(1,248,914)

Cash Refunded (Paid) in Income Taxes	(79,453)

Net Cash Provided by (Used in) Operating Activities	¥(1,328,368)

	Millions of yen
	For the six months ended September 30, 2013
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(29,290,708)
Proceeds from Sale of Securities			31,455,142
Proceeds from Redemption of Securities			5,391,852
Payments for Increase in Money Held in Trust			(34,635)
Proceeds from Decrease in Money Held in Trust			1,785
Payments for Purchase of Tangible Fixed Assets			(32,769)
Payments for Purchase of Intangible Fixed Assets			(49,986)
Proceeds from Sale of Tangible Fixed Assets			2,398
Proceeds from Sale of Intangible Fixed Assets			0
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)			(30,292)

Net Cash Provided by (Used in) Investing Activities			7,412,786

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money			(18,000)
Payments for Redemption of Subordinated Bonds			(37,500)
Proceeds from Investments by Minority Shareholders			295
Cash Dividends Paid			(76,368)
Cash Dividends Paid to Minority Shareholders			(48,861)
Payments for Repurchase of Treasury Stock			(37,004)
Proceeds from Sale of Treasury Stock			9

Net Cash Provided by (Used in) Financing Activities			(217,429)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			45,981

Net Increase (Decrease) in Cash and Cash Equivalents			5,912,970

Cash and Cash Equivalents at the beginning of the period			11,347,537
Increase (Decrease) in Cash and Cash Equivalents due to change of accounting period of subsidiaries			0

Cash and Cash Equivalents at the end of the period	¥	*1	17,260,508

(Notes)

(Notes to Consolidated Balance Sheet)

Notes as of September 30, 2013

1. Total balance of securities and investments in affiliates

As of September 30, 2013
Securities	¥276,701 million
Investments	¥421 million

2. There was no balance for unsecured loaned securities which the borrowers have the right to sell or repledge.

MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral and the balances of these securities are as follows.

As of September 30, 2013
The total of securities repledged	¥13,711,444 million
Securities neither repledged nor re-loaned	¥2,321,578 million

3. Loans and Bills Discounted include Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans as follows.

As of September 30, 2013
Loans to Bankrupt Obligors	¥19,468 million
Non-Accrual Delinquent Loans	¥526,284 million

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4. Balance of Loans Past Due for Three Months or More is as follows.

As of September 30, 2013
Loans Past Due for Three Months or More	¥2,319 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5. Balance of Restructured Loans is as follows.

As of September 30, 2013
Restructured Loans	¥542,143 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6. Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows.

As of September 30, 2013
Total balance	¥1,090,215 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7. In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Bank Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥1,076,350 million.

8. The following assets were pledged as collateral.

As of September 30, 2013
Trading Assets	¥5,721,037 million
Securities	¥15,412,735 million
Loans and Bills Discounted	¥8,650,503 million
Other Assets	¥1,110 million

Total	¥29,785,387 million

The following liabilities were collateralized by the above assets.

Deposits	¥873,841 million
Call Money and Bills Sold	¥1,609,800 million
Payables under Repurchase Agreements	¥7,307,149 million
Guarantee Deposits Received under Securities Lending Transactions	¥6,608,045 million
Borrowed Money	¥7,456,016 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by the following.

As of September 30, 2013
Cash and Due from Banks	¥23,401 million
Trading Assets	¥240,990 million
Securities	¥2,664,933 million
Loans and Bills Discounted	¥123,327 million

Other Assets include guarantee deposits, margins for futures transactions, and collateral pledged for financial instruments and others, and each balance is as follows.

As of September 30, 2013
Guarantee Deposits	¥121,916 million
Margins for Future Transactions	¥133,108 million
Collateral Pledged for Financial Instruments and Others	¥395,401 million

Rediscount of bills is conducted as financial transaction based on “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Bank Industry” (JICPA Industry Audit Committee Report No. 24). As a result, there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9. Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balances of these contracts are as follows.

As of September 30, 2013
Unutilized balances	¥67,013,953 million
Of which, contracts of which the original contractual maturity is one year or less (or which are unconditionally cancelable at any time)	¥56,666,087 million

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take the necessary measures to manage credit risks such as amendments to contracts.

10. In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11. Accumulated Depreciation of Tangible Fixed Assets is as follows.

As of September 30, 2013
Accumulated Depreciation	¥815,467 million

12. Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations as follows.

As of September 30, 2013
Subordinated Borrowed Money	¥590,474 million

13. Bonds and Notes include subordinated bonds as follows.

As of September 30, 2013
Subordinated Bonds	¥1,569,508 million

14. The principal amount of money trusts with contracts indemnifying the principal amount, which is entrusted to domestic consolidated trust banking subsidiaries is as follows.

As of September 30, 2013
Money trusts	¥743,149 million

15. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥974,606 million.

(Notes to Consolidated Statement of Income)

For the six months ended September 30, 2013

1. Other Ordinary Income includes the following.

For the six months ended September 30, 2013
Gains on Reversal of Reserves for Possible Losses on Loans	¥78,211 million
Gains on Sales of Stocks	¥45,260 million
Income from Matured Debentures	¥31,376 million

2. Other Ordinary Expenses includes the following.

For the six months ended September 30, 2013
Losses on Write-offs of Loans	¥15,835 million
Provision for Reserve for Reimbursement of Debentures	¥12,170 million

3. Extraordinary Gains is as follows.

For the six months ended September 30, 2013
Gains on Disposition of Fixed Assets	¥375 million
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	¥154 million

4. Extraordinary Losses is as follows.

For the six months ended September 30, 2013
Losses on Disposition of Fixed Assets	¥2,406 million
Merger Expenses of the Securities Subsidiary	¥1,100 million
Losses on Impairment of Fixed Assets	¥1,025 million

(Notes to Consolidated Statement of Cash Flows)

For the six months ended September 30, 2013

1. Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

As of September 30, 2013
Cash and Due from Banks	¥18,133,429 million
Due from Banks excluding central banks	¥(872,920) million

Cash and Cash Equivalents	¥17,260,508 million

(Securities)

In addition to “Securities” on the consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

For the six months ended September 30, 2013

1. Bonds Held to Maturity (as of September 30, 2013)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	3,099,952	3,116,424	16,471
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	500,364	498,650	(1,714)

Total		3,600,317	3,615,074	14,756

2. Other Securities (as of September 30, 2013)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,763,953	1,533,513	1,230,439
	Bonds	16,519,910	16,470,619	49,291
	Japanese Government Bonds	14,470,805	14,452,531	18,274
	Japanese Local Government Bonds	166,209	163,542	2,667
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,882,895	1,854,545	28,349
	Other	3,013,027	2,880,532	132,494
	Foreign Bonds	1,753,997	1,735,992	18,005
	Other Debt Purchased	231,606	225,710	5,896
	Other	1,027,423	918,829	108,593
	Sub-total	22,296,891	20,884,665	1,412,225
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	405,276	501,524	(96,248)
	Bonds	12,365,992	12,392,770	(26,778)
	Japanese Government Bonds	11,486,109	11,497,181	(11,071)
	Japanese Local Government Bonds	84,178	84,440	(262)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	795,603	811,048	(15,444)
	Other	8,279,724	8,518,400	(238,676)
	Foreign Bonds	6,784,999	6,992,213	(207,214)
	Other Debt Purchased	649,034	652,983	(3,949)
	Other	845,690	873,203	(27,512)
	Sub-total	21,050,992	21,412,695	(361,702)

Total		43,347,884	42,297,360	1,050,523

(Note) Unrealized Gains (Losses) includes ¥33,688 million, which was recognized in the statement of income by applying the fair-value hedge method.

3. Impairment (“Devaluation”) of Securities

Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the period (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the period was ¥10,846 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Notes to Money Held in Trust)

For the six months ended September 30, 2013

1.	Money Held in Trust Held to Maturity (as of September 30, 2013)

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

(as of September 30, 2013)	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	1,509	1,509	—	—	—

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

(Business Segment Information)

For the six months ended September 30, 2013

1. Summary of reportable segment

Beginning on April 1, 2013, Mizuho Financial Group moved to a new group operational structure and established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, aiming to promote timely and unified group strategic planning under the strong governance of the holding company. As a result, the existing three Global Groups were abolished.

Mizuho Financial Group provides banking business, trust business, securities business, and other financial services through subsidiaries. As these subsidiaries belong to various industries and are managed under diverse regulatory environment, for the appropriate evaluation of current and future cash flow, the following main subsidiaries are designated as reportable segments in this reportable segment:

Mizuho Bank, Ltd.(MHBK) • Mizuho Corporate Bank, Ltd.(MHCB): Banking business

Mizuho Trust & Banking Co., Ltd.(MHTB): Trust business • Banking business

Mizuho Securities Co., Ltd. (MHSC): Securities business

MHBK and MHCB are based on six customer segments to meet customers’ requirements and Trading and others. Six customer segments are Personal Banking, Retail Banking, Corporate Banking (Large Corporations), Corporate Banking, Financial Institutions & Public Sector Business, and International Banking. The targets of each segment are as follows:

•	Personal Banking: individuals (excluding individuals who belong to Retail Banking);

•	Retail Banking: business owners, land owners, lease holders, and SMEs;

•	Corporate Banking (Large Corporations): large corporations and their affiliates in Japan;

•	Corporate Banking: relatively larger SMEs (quasi listed companies);

•	Financial Institutions & Public Sector Business: financial institutions and central and local governments; and

•	International Banking: Japanese companies that conduct business overseas and business with non-Japanese companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others Notes:(2),(3)	MHFG (Consolidated)
	MHBK (Non-consolidated) Notes:(3)								Others Notes:(2)
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	55,300	20,100	80,700	25,800	12,500	64,600	88,449	347,449	54,266	401,715	18,999	1,326	131,944	553,985
Net noninterest income	9,100	11,600	66,500	19,600	8,700	76,500	(897)	191,102	1,086	192,188	53,793	148,070	94,937	488,990

Total	64,400	31,700	147,200	45,400	21,200	141,100	87,551	538,551	55,352	593,904	72,792	149,397	226,881	1,042,975

General and administrative expenses (excluding Non-Recurring Losses)	56,600	29,400	40,500	19,800	10,500	42,900	54,961	254,661	21,089	275,750	45,590	120,142	158,242	599,726

Others	—	—	—	—	—	—	—	—	(22,278)	(22,278)	(1,550)	18	(822)	(24,633)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	7,800	2,300	106,700	25,600	10,700	98,200	32,590	283,890	11,984	295,874	25,652	29,272	67,816	418,616

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others” includes elimination of transactions between subsidiaries.
(3)	MHBK and MHCB merged in July 2013. In the above table, “MHBK (Non-consolidated)” reports the results of MHCB for the first quarter and MHBK after the merger for the second quarter. “Others” includes the result of MHBK before the merger for the first quarter.

(Aggregate of MHBK and MHCB)

	(Millions of yen)
	Aggregate of MHBK and MHCB
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	108,800	40,300	83,200	51,200	17,200	64,600	105,793	471,093
Net noninterest income	17,800	22,100	71,200	32,500	10,900	76,500	22,263	253,263

Total	126,600	62,400	154,400	83,700	28,100	141,100	128,056	724,356

General and administrative expenses (excluding Non-Recurring Losses)	111,700	58,300	43,900	38,700	14,400	42,900	76,849	386,749

Others	—	—	—	—	—	—	—	—

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	14,900	4,100	110,500	45,000	13,700	98,200	51,206	337,606

Note

MHBK and MHCB merged in July 2013. In the above table, the figures for MHBK before the merger for the first quarter, MHCB for the first quarter, and MHBK after the merger for the second quarter are simply aggregated.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the interim period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statement of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	1,042,975
Other Ordinary Income	203,217
General and Administrative Expenses	(614,304)
Other Ordinary Expenses	(64,510)

Ordinary Profits recorded in Consolidated Statements of Income	567,377

(2) The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	418,616
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(14,578)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(15,837)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	92,848
Net Gains (Losses) related to Stocks	39,032
Net Extraordinary Gains (Losses)	(4,003)
Other	47,297

Income before income taxes and minority interests recorded in Consolidated Statements of Income	563,374

[Related Information]

For the six months ended September 30, 2013

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,217,253	93,816	103,232	126,267	1,540,570

(Notes)

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidates subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets on the consolidated balance sheets of MHFG.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers accounted for more than 10% of Ordinary Income of MHFG.

[Information about Impairment Losses on Tangible Fixed Assets by Reportable Segment]

For the six months ended September 30, 2013

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Impairment Losses on Tangible Fixed Assets	—	—	—	—	—	—	557	557	—	557	319	148	—	1,025

[Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment]

For the six months ended September 30, 2013

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Amortization of Goodwill during this interim period	—	—	—	—	—	—	—	—	197	197	—	—	1,530	1,727
Balance as of the end of this interim period	—	—	—	—	—	—	—	—	11,100	11,100	—	—	52,432	63,533

[Information about Gain on Negative Goodwill Incurred by Reportable Segment]

For the six months ended September 30, 2013

There is no applicable information.